As filed with the Securities and Exchange Commission on October 19, 2012

Securities Act File No. 333-175160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

☒  Post-Effective Amendment No. 5

TRIANGLE CAPITAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

3700 Glenwood Avenue, Suite 530

Raleigh, North Carolina 27612

(Address of Principal Executive Officers)

Registrant’s Telephone Number, Including Area Code: (919) 719-4770

Garland S. Tucker, III

President and Chief Executive Officer

3700 Glenwood Avenue, Suite 530

Raleigh, North Carolina 27612

(Name and Address of Agent For Service)

Copies to:

John A. Good, Esq.

Bass, Berry & Sims PLC

100 Peabody Place, Suite 900

Memphis, Tennessee 38103-3672

Tel: (901) 543-5901

Fax: (888) 543-4644

Approximate Date of Proposed Public Offering: From time to time after the effective date of the Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-175160) of Triangle Capital Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 5 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 5 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25. Financial Statements and Exhibits.

(1)	Financial Statements

The following financial statements of the Registrant are included in Part A of this Registration Statement:

(2)	Exhibits

(a)	Articles of Amendment and Restatement of the Registrant (Incorporated by reference to Exhibit (a)(3) to the Registration Statement on Form N-2/N-5, File No. 333-138418, filed on December 29, 2006)

(b)	Third Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant’s Quarterly Report for the quarter ended March 31, 2011, filed on May 4, 2011)

(c)	Not Applicable

(d)(1)	Form of Common Stock Certificate (Incorporated by reference to Exhibit (d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2/N-5, File No. 333-138418, filed on February 15, 2007)

(d)(2)	Form of Subscription Certificate**

(d)(3)	Form of Subscription Agent Agreement**

(d)(4)	Form of Warrant Agreement**

(d)(5)	Indenture, dated March 2, 2012 between the Registrant and the Bank of New York Mellon Trust Company, N.A. (Incorporated by reference to Exhibit (d)(5) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-175160, filed on March 2, 2012)

(d)(6)	First Supplemental Indenture, dated March 2, 2012 between the Registrant and the Bank of New York Mellon Trust Company, N.A. (Incorporated by reference to Exhibit (d)(6) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-175160, filed on March 2, 2012)

(d)(7)	Form of 7.00% Senior Note due 2019 (contained in the First Supplemental Indenture filed as Exhibit (d)(6) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-175160, filed on March 2, 2012 and incorporated herein by reference)

(d)(8)	Second Supplemental Indenture, dated October 19, 2012 between the Registrant and the Bank of New York Mellon Trust Company, N.A. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed October 19, 2012)

(d)(9)	Form of 6.375% Senior Note due 2022 (contained in the Second Supplemental Indenture filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed October 19, 2012 and incorporated herein by reference and incorporated herein by reference)

(d)(10)	Form of Preferred Stock Certificate**

(d)(11)	Statement of Eligibility of Trustee on Form T-1 (Incorporated by reference to Exhibit 99.2 to the Registrant’s Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-175160, filed on March 2, 2012)

(d)(12)	Statement of Eligibility of Trustee on Form T-1 (Incorporated by reference to Form T-1 filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended, filed on October 15, 2012)

(e)	Dividend Reinvestment Plan (Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 12, 2008)

(f)	Agreement to Furnish Certain Instruments (Incorporated by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 25, 2009)

(g)	Not Applicable

(h)(1)	Form of Underwriting Agreement for Equity**

(h)(2)	Underwriting Agreement dated October 16, 2012 by and among Triangle Capital Corporation and the Underwriters named therein*

(i)(1)	Form of Triangle Capital Corporation Non-employee Director Restricted Share Award Agreement (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on May 9, 2008)

(i)(2)	Triangle Capital Corporation Executive Officer Restricted Share Award Agreement (Incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 9, 2011)

(i)(3)	Triangle Capital Corporation Executive Deferred Compensation Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2012, filed on May 2, 2012)

(i)(4)	Triangle Capital Corporation 2012 Cash Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on May 2, 2012)

(i)(5)	Triangle Capital Corporation Amended and Restated 2007 Equity Incentive Plan (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on May 2, 2012)

(j)(1)	Custody Agreement between the Registrant and U.S. Bank National Association dated March 8, 2007 (Incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 29, 2007)

(j)(2)	Amendment to Custody Agreement between the Registrant and U.S. Bank National Association dated February 5, 2008 (Incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 12, 2008)

(j)(3)	Custodial Agreement between the Registrant and Branch Banking and Trust Company dated January 26, 2012 (Incorporated by reference to Exhibit (j)(3) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-175160, filed on March 2, 2012)

(j)(4)	Custody Services Agreement between the Registrant and Fifth Third Institutional Services dated January 17, 2012 (Incorporated by reference to Exhibit (j)(4) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-175160, filed on March 2, 2012)

(k)(1)	Stock Transfer Agency Agreement between the Registrant and The Bank of New York (Incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 12, 2008)

(k)(2)	Office Lease Agreement between 3700 Glenwood LLC and Triangle Capital Corporation dated March 27, 2008 (Incorporated by reference to Exhibit (k)(6) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-151930, filed on August 13, 2008)

(k)(3)	Amended and Restated Credit Agreement, dated September 18, 2012, among the Company, Branch Banking and Trust Company, Fifth Third Bank, Morgan Stanley Bank, N.A., ING Capital LLC, Stifel Financial Corporation, First Tennessee Bank National Association, Park Sterling Bank, Raymond James Bank, N.A. and CapStone Bank (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on September 19, 2012)

(k)(4)	Supplement and Joinder Agreement between the Registrant, Branch Banking and Trust Company, Fifth Third Bank and Morgan Stanley Bank, N.A. dated November 1, 2011 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 2, 2011)

(k)(5)	General Security Agreement between the Registrant, ARC Industries Holdings, Inc., Brantley Holdings, Inc., Energy Hardware Holdings, Inc., Minco Holdings, Inc., Peaden Holdings, Inc., Technology Crops Holdings, Inc. and Branch Banking and Trust Company dated May 9, 2011 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on May 11, 2011)

(k)(6)	Equity Pledge Agreement between the Registrant, ARC Industries Holdings, Inc., Brantley Holdings, Inc., Energy Hardware Holdings, Inc., Minco Holdings, Inc., Peaden Holdings, Inc. Technology Crops Holdings, Inc. and Branch Banking and Trust Company dated May 9, 2011 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on May 11, 2011)

(l)(1)	Opinion and Consent of Counsel (Incorporated by reference to Exhibit (l) to the Registration Statement on Form N-2, File No. 333-175160, filed on June 27, 2011)

(l)(2)	Opinion of Venable LLP (Incorporated by reference to Exhibit 5.1 of the Registrant’s Current Report on Form 8-K, filed October 19, 2012)

(l)(3)	Opinion of Bass, Berry & Sims PLC (Incorporated by reference to Exhibit 5.2 to the Registrant’s Current Report on Form 8-K, filed October 19, 2012)

(l)(4)	Consent of Venable LLP (contained in the opinion filed as Exhibit 5.1 to the Registrant’s Current Report on Form 8-K, filed October 19, 2012 and incorporated herein by reference)

(l)(5)	Consent of Bass, Berry & Sims PLC (contained in the opinion filed as Exhibit 5.2 to the Registrant’s Current Report on Form 8-K, filed October 19, 2012 and incorporated herein by reference)

(m)	Not Applicable

(n)(1)	Consent of Ernst & Young LLP, the independent registered public accounting firm for Registrant (Incorporated by reference to Exhibit (n)(1) to Post-Effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-175160, filed on June 7, 2012)

(n)(2)	Report of Ernst & Young LLP regarding the senior security table contained herein (Incorporated by reference to Exhibit (n)(2) to Post-Effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-175160, filed on June 7, 2012)

(n)(3)	Consent of Duff & Phelps, LLC (Incorporated by reference to Exhibit (n)(3) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-151930, filed on September 16, 2008)

(o)	Not Applicable

(p)	Subscription and Investment Letter Agreement between the Registrant and Garland S. Tucker III (Incorporated by reference to Exhibit (p) to the Registration Statement on Form N-2/N-5, File No. 333-138418, filed November 3, 2006)

(q)	Not Applicable

(r)	Triangle Capital Corporation Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 14.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 9, 2011)

(s)(1)	Power of Attorney (Incorporated by reference to Exhibit (s) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-175160 filed on October 18, 2011)

(s)(2)	Computation of Ratio of Earnings to Fixed Charges*

*	Filed herewith.
**	To be filed in a subsequent amendment.

Item 26. Marketing Arrangements.

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement.

Item 27. Other Expenses of Issuance and Distribution.

SEC registration fee	$58,050
New York Stock Exchange additional listing fee	$200,000	*
FINRA fee	$50,500
Accounting fees and expenses	$100,000	*
Legal fees and expenses	$500,000	*
Printing and engraving	$300,000	*
Miscellaneous fees and expenses	$10,000	*

Total	$1,218,550	*

*	Estimated for filing purposes.

All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled By or Under Common Control.

•	Triangle Mezzanine Fund LLLP, a North Carolina limited liability limited partnership and wholly-owned subsidiary of the Registrant

•	Triangle Mezzanine Fund II LP, a Delaware limited partnership and wholly-owned subsidiary of the Registrant

•	New Triangle GP, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Registrant

•	New Triangle GP, LLC, a North Carolina limited liability company and wholly-owned subsidiary of the Registrant

•	ARC Industries Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant

•	Brantley Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant

•	Emerald Waste Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant

•	Energy Hardware Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant

•	Minco Holdings, Inc., a Delaware Corporation and wholly-owned subsidiary of the Registrant

•	Peaden Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant

•	Technology Crops Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant

In addition, Triangle Capital Corporation may be deemed to control certain portfolio companies. For a more detailed discussion of these entities, see “Portfolio Companies” in the prospectus.

Item 29. Number of Holders of Securities.

The following table sets forth the number of record holders of the Registrant’s securities at October 1, 2012.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	58
7.00% Senior Notes due 2019	1

Item 30. Indemnification.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in any such capacity, except with respect to any matter as to which he or she is finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in our best interest.

Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity. Our bylaws also require us, to the maximum extent permitted by Maryland law, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses incurred by any such indemnified person in advance of the final disposition of a proceeding.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Registrant has obtained primary and excess insurance policies insuring our directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Registrant’s behalf, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

Item 31. Business and Other Connections of Investment Adviser.

Not applicable.

Item 32. Location of Accounts and Records.

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the Registrant’s offices at 3700 Glenwood Avenue, Suite 530, Raleigh, North Carolina 27612.

Item 33. Management Services.

Not applicable.

Item 34. Undertakings.

1. We hereby undertake to suspend any offering of shares until the prospectus or prospectus supplement is amended if: (1) subsequent to the effective date of this registration statement, our net asset value declines more than 10 percent from our net asset value as of the effective date of this registration statement; or (2) our net asset value increases to an amount greater than our net proceeds (if applicable) as stated in the prospectus or prospectus supplement.

2. We hereby undertake:

a. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2) To reflect in the prospectus or prospectus supplement any facts or events after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(3) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

b. For the purpose of determining any liability under the 1933 Act, that each such post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering there.

c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d. For the purpose of determining liability under the 1933 Act to any purchaser, that if we are subject to Rule 430C under the 1933 Act: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus or prospectus supplement that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. For the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, that if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus or prospectus supplement of us relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about us or our securities provided by or on behalf of us; and

(3) any other communication that is an offer in the offering made by us to the purchaser.

f. To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant to the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of the Registrant are trading below its net asset value and either (i) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern; or (ii) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

g. In the event that the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing materially from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering.

h. To file a post-effective amendment containing a prospectus to Section 8(c) of the Securities Act prior to any offering by the Company pursuant to the issuance of any units or rights to subscribe for shares below net asset value.

i. To file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the Securities Act prior to any offering below net asset value if the net dilutive effect of such offering (as calculated in the manner set forth in the dilution table contained in the prospectus), together with the net dilutive effect of any prior offerings made pursuant to this post-effective amendment (as calculated in the manner set forth in the dilution table contained in the prospectus), exceeds fifteen percent (15%).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Raleigh, and state of North Carolina, on the 19th day of October, 2012.

TRIANGLE CAPITAL CORPORATION

By:	/s/ Garland S. Tucker, III
	Name:	Garland S. Tucker, III
	Title:	President, Chief Executive Officer & Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ Garland S. Tucker, III Garland S. Tucker, III	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	October 19, 2012

* Steven C. Lilly	Chief Financial Officer, Treasurer, Secretary and Director (Principal Financial Officer)	October 19, 2012

* Brent P. W. Burgess	Chief Investment Officer and Director	October 19, 2012

* C. Robert Knox, Jr.	Controller (Principal Accounting Officer)	October 19, 2012

* W. McComb Dunwoody	Director	October 19, 2012

* Benjamin S. Goldstein	Director	October 19, 2012

* Simon B. Rich, Jr.	Director	October 19, 2012

* Sherwood H. Smith, Jr.	Director	October 19, 2012

* Mark M. Gambill	Director	October 19, 2012

/s/ Garland S. Tucker, III Garland S. Tucker, III, Attorney-in-fact		October 19, 2012

EXHIBIT INDEX

(a)	Articles of Amendment and Restatement of the Registrant (Incorporated by reference to Exhibit (a)(3) to the Registration Statement on Form N-2/N-5, File No. 333-138418, filed on December 29, 2006)

(b)	Third Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant’s Quarterly Report for the quarter ended March 31, 2011, filed on May 4, 2011)

(c)	Not Applicable

(d)(1)	Form of Common Stock Certificate (Incorporated by reference to Exhibit (d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2/N-5, File No. 333-138418, filed on February 15, 2007)

(d)(2)	Form of Subscription Certificate**

(d)(3)	Form of Subscription Agent Agreement**

(d)(4)	Form of Warrant Agreement**

(d)(5)	Indenture, dated March 2, 2012 between the Registrant and the Bank of New York Mellon Trust Company, N.A. (Incorporated by reference to Exhibit (d)(5) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-175160, filed on March 2, 2012)

(d)(6)	First Supplemental Indenture, dated March 2, 2012 between the Registrant and the Bank of New York Mellon Trust Company, N.A. (Incorporated by reference to Exhibit (d)(6) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-175160, filed on March 2, 2012)

(d)(7)	Form of 7.00% Senior Note due 2019 (contained in the First Supplemental Indenture filed as Exhibit (d)(6) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-175160, filed on March 2, 2012 and incorporated herein by reference)

(d)(8)	Second Supplemental Indenture, dated October 19, 2012 between the Registrant and the Bank of New York Mellon Trust Company, N.A. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed October 19, 2012)

(d)(9)	Form of 6.375% Senior Note due 2022 (contained in the Second Supplemental Indenture filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed October 19, 2012 and incorporated herein by reference and incorporated herein by reference)

(d)(10)	Form of Preferred Stock Certificate**

(d)(11)	Statement of Eligibility of Trustee on Form T-1 (Incorporated by reference to Exhibit 99.2 to the Registrant’s Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-175160, filed on March 2, 2012)

(d)(12)	Statement of Eligibility of Trustee on Form T-1 (Incorporated by reference to Form T-1 filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended, filed on October 15, 2012)

(e)	Dividend Reinvestment Plan (Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 12, 2008)

(f)	Agreement to Furnish Certain Instruments (Incorporated by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 25, 2009)

(g)	Not Applicable

(h)(1)	Form of Underwriting Agreement for Equity**

(h)(2)	Underwriting Agreement dated October 16, 2012 by and among Triangle Capital Corporation and the Underwriters named therein*

(i)(1)	Form of Triangle Capital Corporation Non-employee Director Restricted Share Award Agreement (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on May 9, 2008)

(i)(2)	Triangle Capital Corporation Executive Officer Restricted Share Award Agreement (Incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 9, 2011)

(i)(3)	Triangle Capital Corporation Executive Deferred Compensation Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2012, filed on May 2, 2012)

(i)(4)	Triangle Capital Corporation 2012 Cash Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on May 2, 2012)

(i)(5)	Triangle Capital Corporation Amended and Restated 2007 Equity Incentive Plan (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on May 2, 2012)

(j)(1)	Custody Agreement between the Registrant and U.S. Bank National Association dated March 8, 2007 (Incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 29, 2007)

(j)(2)	Amendment to Custody Agreement between the Registrant and U.S. Bank National Association dated February 5, 2008 (Incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 12, 2008)

(j)(3)	Custodial Agreement between the Registrant and Branch Banking and Trust Company dated January 26, 2012 (Incorporated by reference to Exhibit (j)(3) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-175160, filed on March 2, 2012)

(j)(4)	Custody Services Agreement between the Registrant and Fifth Third Institutional Services dated January 17, 2012 (Incorporated by reference to Exhibit (j)(4) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-175160, filed on March 2, 2012)

(k)(1)	Stock Transfer Agency Agreement between the Registrant and The Bank of New York (Incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 12, 2008)

(k)(2)	Office Lease Agreement between 3700 Glenwood LLC and Triangle Capital Corporation dated March 27, 2008 (Incorporated by reference to Exhibit (k)(6) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-151930, filed on August 13, 2008)

(k)(3)	Amended and Restated Credit Agreement, dated September 18, 2012, among the Company, Branch Banking and Trust Company, Fifth Third Bank, Morgan Stanley Bank, N.A., ING Capital LLC, Stifel Financial Corporation, First Tennessee Bank National Association, Park Sterling Bank, Raymond James Bank, N.A. and CapStone Bank (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on September 19, 2012)

(k)(4)	Supplement and Joinder Agreement between the Registrant, Branch Banking and Trust Company, Fifth Third Bank and Morgan Stanley Bank, N.A. dated November 1, 2011 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 2, 2011)

(k)(5)	General Security Agreement between the Registrant, ARC Industries Holdings, Inc., Brantley Holdings, Inc., Energy Hardware Holdings, Inc., Minco Holdings, Inc., Peaden Holdings, Inc., Technology Crops Holdings, Inc. and Branch Banking and Trust Company dated May 9, 2011 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on May 11, 2011)

(k)(6)	Equity Pledge Agreement between the Registrant, ARC Industries Holdings, Inc., Brantley Holdings, Inc., Energy Hardware Holdings, Inc., Minco Holdings, Inc., Peaden Holdings, Inc. Technology Crops Holdings, Inc. and Branch Banking and Trust Company dated May 9, 2011 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on May 11, 2011)

(l)(1)	Opinion and Consent of Counsel (Incorporated by reference to Exhibit (l) to the Registration Statement on Form N-2, File No. 333-175160, filed on June 27, 2011)

(l)(2)	Opinion of Venable LLP (Incorporated by reference to Exhibit 5.1 of the Registrant’s Current Report on Form 8-K, filed October 19, 2012)

(l)(3)	Opinion of Bass, Berry & Sims PLC (Incorporated by reference to Exhibit 5.2 to the Registrant’s Current Report on Form 8-K, filed October 19, 2012)

(l)(4)	Consent of Venable LLP (contained in the opinion filed as Exhibit 5.1 to the Registrant’s Current Report on Form 8-K, filed October 19, 2012 and incorporated herein by reference)

(l)(5)	Consent of Bass, Berry & Sims PLC (contained in the opinion filed as Exhibit 5.2 to the Registrant’s Current Report on Form 8-K, filed October 19, 2012 and incorporated herein by reference)

(m)	Not Applicable

(n)(1)	Consent of Ernst & Young LLP, the independent registered public accounting firm for Registrant (Incorporated by reference to Exhibit (n)(1) to Post-Effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-175160, filed on June 7, 2012)

(n)(2)	Report of Ernst & Young LLP regarding the senior security table contained herein (Incorporated by reference to Exhibit (n)(2) to Post-Effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-175160, filed on June 7, 2012)

(n)(3)	Consent of Duff & Phelps, LLC (Incorporated by reference to Exhibit (n)(3) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-151930, filed on September 16, 2008)

(o)	Not Applicable

(p)	Subscription and Investment Letter Agreement between the Registrant and Garland S. Tucker III (Incorporated by reference to Exhibit (p) to the Registration Statement on Form N-2/N-5, File No. 333-138418, filed November 3, 2006)

(q)	Not Applicable

(r)	Triangle Capital Corporation Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 14.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 9, 2011)

(s)(1)	Power of Attorney (Incorporated by reference to Exhibit (s) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-175160 filed on October 18, 2011)

(s)(2)	Computation of Ratio of Earnings to Fixed Charges*

*	Filed herewith.
**	To be filed in a subsequent amendment.